

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2023

Wei Kwang Ng
Chief Executive Officer
Plutonian Acquisition Corp.
1441 Broadway 3rd, 5th & 6th Floors
New York , NY 10018

      Re: Plutonian Acquisition Corp.
          Form 10-K for the year ended December 31, 2022
          File No. 001-41554

Dear Wei Kwang Ng:

    We have reviewed your filing and have the following comment.

    Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

    After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31, 2022

General

1.   Reference is made to risk factor disclosures within your definitive proxy statement filed on July 25, 2023, where you acknowledge foreign ties and discuss the impact of them on your ability to complete your initial business combination. Please revise future periodic filings to include the same disclosure.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Paul Cline at 202-551-3851 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction